                                                          OMB APPROVAL
                                                  OMB Number:      3235-0058

                                                  Estimated average burden
                                                  hours per response....2.50

                                                        SEC FILE NUMBER
 							    0-28728

                                                          CUSIP NUMBER
							   641 142 104



				UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K      [ ] Form 11-K      [ ] Form 20-F
              [ ] Form 10-Q      [ ] Form N-SAR

For Period Ended:  3/31/98
                  ---------------------

[  ]   Transition Report on Form 10-K
[  ]   Transition Report on Form 20-F
[  ]   Transition Report on Form 11-K
[  ]   Transition Report on Form 10-Q
[  ]   Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________


-------------------------------------------------------------------------------
Read instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

-------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION
-------------------------------------------------------------------------------

Full name of registrant:  NetLive Communications, Inc.
-------------------------------------------------------------------------------

Former name if applicable:
-------------------------------------------------------------------------------

Address of Principal Executive Office
  (Street and Number):                     584 Broadway

City, State and Zip Code:                  New York, NY 10012
-------------------------------------------------------------------------------


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

Due to the considerable legal and business efforts required to complete the planned transaction with Newton Grace Pty. Limited and other parties (as described more fully in the attached press release) and the lack of resources arising from the Registrant's termination of all but two full-time employes, the Registrant was unable to file its Form 10-KSB within the prescribed period without unreasonable effort or expense.

-------------------------------------------------------------------------------
PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


          Andrew Schwartz                  303             355-0822
-------------------------------------------------------------------------------
              (Name)                    (Area code)     (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
		                                    [X]  Yes     [ ]  No


-------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
		                                    [ ]  Yes     [X]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

-------------------------------------------------------------------------------

                       NetLive Communications, Inc.
-------------------------------------------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: 6/29/98                        By: /s/ Andrew Schwartz
      -------------------                ---------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-------------------------------------------------------------------------------
                                 ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
-------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendements thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

               NETLIVE COMMUNICATIONS, INC. SIGNS DEFINITIVE
               ---------------------------------------------
 	        STOCK PURCHASE AND REORGANIZATION AGREEMENT
                -------------------------------------------

NEW YORK, NEW YORK, June 23, 1998--NetLive Communications, Inc. (NASDAQ:
NETL, NETLW) announced today that it has entered into a Stock Purchase and Reorganization Agreement with Newton Grace Pty. Limited, which conducts business under the name Linda Electric Industries, and various other parties. Newton Grace designs, manufactures and sells household electric goods in Australia.

Michael Kharitonov, NetLive's Chairman, CEO and President, said, "Newton Grace's track record of solid sales and earnings, along with its excellent prospects for growth, present an attractive new direction for the company." Geoffrey Player, the Executive Chairman of Newton Grace, stated: "Our dominance in the Australian electric blanket market and our nationally-recognized trade name in Australia have been two factors driving our steady profits and sales. Based on a (U.S.) $0.60 to (AUD) $1.00 exchange rate, for the past fiscal year Newton Grace reported an after tax net income of (U.S.) $2 million on (U.S.) $12 million in sales. The combination with NetLive shold help our company realize its plans for growth."

Under the terms of the proposed transaction, the stockholders of Newton Grace and other individuals and entities would acquire newly-issued NetLive common stock equal to approximately 89% of the company's common stock, on a post-purchase basis, The purchasers would also acquire newly-issued preferred stock convertible into common stock, provided the combined company meets various earnings targets. Assuming all of the preferred stock is converted, the purchasers would own 90% of the company's common stock, on a post-conversion basis. The precise number of shares issued is subject to adjustment based upon certain contingencies.

NetLive will use the funds invested by the purchasers to acquire substantially all of the operating assets of Newton Grace. Thereafter, NetLive will change its name, and Newton Grace' management will take control and conduct the business of the combined entities.

The closing of the proposed transaction is subject to, among other things, both companies completing their due diligence, the negotiation and execution of certain agreements, and NetLive obtaining stockholder and regulatory approvals.


Contact:
--------

Andrew Schwartz

NetLive Communications, Inc.

(303) 355-0822